EXHIBIT 1
Contact:
Icahn Capital LP
Susan Gordon
(212) 702-4309

CARL ICAHN RELEASES OPEN LETTER TO
SANDRIDGE ENERGY STOCKHOLDERS

"SETTING OUR RECORD STRAIGHT"

New York, New York, June 11, 2018 – Today Carl Icahn released the following open letter to stockholders of SandRidge Energy, Inc. (NYSE: SD):

Fellow Stockholders:

In a last-ditch, desperate attempt to distract your attention away from their own horrible record, the incumbent directors have seen fit to hand millions upon millions of your dollars to "defense" advisors to create pretty, colorful charts which intentionally misrepresent our investment record in the energy sector. But here are some facts they failed to tell you about how exceptionally well stockholders have fared in several of our energy investments which are analogous to SandRidge. The following are several examples.

NATIONAL ENERGY

The one investment which is most analogous to the SandRidge situation is National Energy. Tellingly, any mention of this name is conspicuously absent from the board's selective and misleading critique of our investment record in the energy sector. Between 1995 and 2003 we purchased debt of various distressed oil and gas companies, including National Energy Group, Inc., TransTexas Gas Corporation and Panaco, Inc., for $390 million, ultimately acquiring these companies out of bankruptcy. During the holding period, we greatly enhanced value for all investors by finding the right management teams and working with them assiduously to grow the businesses through organic investment and through a series of bolt-on acquisitions. In addition, we installed operational and financial guidelines to improve the businesses, including realignment of the fixed asset cost structure, reserve life expansion by maintaining a highly successful drilling program and implementation of internal controls. In 2006, we sold these assets for $1.5 billion, resulting in a total return on the investment of over 321%. It is painfully clear to us why the board and its advisors would not want stockholders to know about this massively successful investment.

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A second great success we and our fellow shareholders have enjoyed in the energy sector, which the incumbent directors have misrepresented, is CVR Energy. Here are the facts.

CVR ENERGY

CVR Energy is a great example of how this board plays fast and loose with the facts. Reading the board's criticisms of our investments in the energy sector, one might get the impression that CVR Energy was not the massive success that it clearly has been for all shareholders. However, the SandRidge board, in its usual obfuscating manner, incredibly claims that "we cannot calculate his exact return." We find this unfathomable, especially given the fact that all the data is publicly available.

In December of 2011, we began purchasing common stock of CVR Energy. We launched a tender offer in February of 2012 and took majority control of the company in May of 2012. During the period from 2012 to the present, we worked with the new board and management to effectuate a number of value-enhancing improvements, including the formation and initial public offering of CVR Refining, LP, an independent downstream energy limited partnership that owns refining and related logistics assets in the Midcontinent United States. We also made the difficult decision to risk capital in Wynnewood – a small refinery owned by CVR that by 2017 was losing money principally because of its difficulty in competing due to the high cost of RINs – and we invested in our other refinery as well as CVR's supply chain. As a result of our decisions and the top management we supported, CVR Energy shareholders more than doubled the value of their investment (including dividends) since we came on board.

And here is another one in the energy sector that the board conveniently failed to mention…

KERR-MCGEE

In January of 2005, noticing the large disconnect between the stock market valuation of publicly traded exploration and production companies and the value at which oil and gas futures were trading in the commodity markets, we began purchasing shares of Kerr-McGee. We made various suggestions, including that the company explore a sale of its chemical business, capitalize on high commodity prices through a sale of a portion of its future oil production, and use proceeds from both steps to buy back stock. We also began a proxy contest seeking board representation. In April of 2015, Kerr-McGee announced that it would spin off its chemical unit, sell certain short-lived properties and commence a $4 billion tender offer to repurchase approximately 30% of its shares at a premium to market. In June of 2006, Kerr-McGee agreed to be acquired by Anadarko for $16.4 billion, representing a premium of 40%. Investors who bought Kerr-McGee stock on the same date we invested and profited from the acquisition by Anadarko realized an approximate 234% return.

On a more general note, the activist model we employ when we acquire control of a company or gain a seat at the table through board representation has worked extremely well over the years and we hope it will continue at SandRidge. An investment in Icahn Enterprises depositary units made at the beginning of 2000 (when Icahn Enterprises began to fully embrace the activist strategy) has increased by approximately 1,600%, or an annualized return of 17%, through June 8, 2018 (assuming reinvestment of dividends). For reference, this compares to an investment in the S&P 500 Index over the same 18-year period, where, also assuming the reinvestment of dividends, the investment would have increased by only approximately 170%, or an annualized return of 6%.

We have demonstrated a long history of successfully acquiring undervalued assets and improving and enhancing their operations resulting in significantly better financial results. Our record is based on a long-term horizon that can enhance business value and facilitate a profitable exit strategy.

There are countless examples of situations where we created massive value for ALL shareholders. Here are just a few of these many, many names:

AMERICAN INTERNATIONAL GROUP
APPLE
BEA SYSTEMS
BIOGEN
CIT GROUP
EBAY
FOREST LABORATORIES
FREEPORT-MCMORAN
GENZYME
HAIN CELESTIAL GROUP
HERBALIFE
HOLOGIC
IMCLONE SYSTEMS
MEDIMMUNE
MENTOR GRAPHICS
MGM STUDIOS
NETFLIX
PAYPAL
TROPICANA ENTERTAINMENT

We have created hundreds of billions of dollars of value for stockholders over the last 30 years by convincing boards and CEOs to take the steps necessary to greatly increase the value of their companies. Unfortunately, it often took years for management and the boards of those companies to agree that we were correct. However, the current situation at SandRidge is too time-sensitive to wait years, especially when every single stockholder with whom we have spoken believes management's current plan (or lack thereof) is insufficient.
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 THE CHOICE IS YOURS

The owners of SandRidge must act NOW to take back control of their company. The choice is yours. You can vote for the incumbent directors on management's slate, who we believe have already proved they are acting in the grand tradition of the previous managements and boards of SandRidge – that is, disregarding the interests of stockholders at every turn – or you can VOTE FOR CHANGE by electing our slate of highly-qualified nominees.

Do you wish to allow the current board to run your investment in SandRidge? We certainly do not. After our experience with these directors and judging how they have disregarded the interests of stockholders, we do not trust them and want absolutely nothing to do with them. The company's representatives have reached out to us on numerous occasions offering us minority representation on the board, but we have advised them in no uncertain terms that the only satisfactory resolution of our differences will be the replacement of the entire board.

We therefore urge you to rip up the company's white card and vote our GOLD card –

•	FOR ALL 7 OF OUR HIGHLY-QUALIFIED NOMINEES AS DIRECTORS RATHER THAN THE FAILED INCUMBENT BOARD

•	AGAINST THE BOARD'S PROPOSAL TO ENTRENCH THEMSELVES BY RATIFYING AND EXTENDING THE MASSIVELY DILUTIVE POISON PILL

•	AGAINST THE BOARD'S PROPOSAL TO APPROVE THE COMPANY'S EGREGIOUS EXECUTIVE COMPENSATION

We appreciate the support that has been expressed to date for the election of our nominees and urge all stockholders to vote for the election of our seven nominees for election to the board of directors of SandRidge Energy, Inc.

 Sincerely yours,

Carl Icahn

*****

If you have any questions, please contact:

Harkins Kovler, LLC
Banks and Brokers Call: +1 (212) 468-5380
All Others Call Toll-Free: +1 (844) 218-8384
Email: sd@harkinskovler.com

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Additional Information and Where to Find it;
Participants in the Solicitation

 CARL C. ICAHN AND THE OTHER PARTICIPANTS IN SUCH PROXY SOLICITATION (TOGETHER, THE "PARTICIPANTS") FILED A DEFINTIVE PROXY STATEMENT AND ACCOMPANYING GOLD PROXY CARD WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") TO BE USED TO SOLICIT PROXIES IN CONNECTION WITH THE 2018 ANNUAL MEETING OF STOCKHOLDERS OF SANDRIDGE ENERGY, INC (THE "ANNUAL MEETING"). SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY THE PARTICIPANTS IN CONNECTION WITH THE ANNUAL MEETING BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. THESE MATERIALS AND OTHER MATERIALS FILED BY THE PARTICIPANTS WITH THE SEC ARE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE PROXY STATEMENT. EXCEPT AS OTHERWISE DISCLOSED IN THE PROXY STATEMENT, THE PARTICIPANTS HAVE NO INTEREST IN SANDRIDGE ENERGY, INC. OTHER THAN THROUGH THE BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE, OF SANDRIDGE ENERGY, INC.

Other Important Disclosure Information

SPECIAL NOTE REGARDING THIS LETTER:

THIS LETTER CONTAINS OUR CURRENT VIEWS ON THE VALUE OF SANDRIDGE SECURITIES AND CERTAIN ACTIONS THAT SANDRIDGE'S BOARD MAY TAKE TO ENHANCE THE VALUE OF ITS SECURITIES. OUR VIEWS ARE BASED ON OUR OWN ANALYSIS OF PUBLICLY AVAILABLE INFORMATION AND ASSUMPTIONS WE BELIEVE TO BE REASONABLE. THERE CAN BE NO ASSURANCE THAT THE INFORMATION WE CONSIDERED AND ANALYZED IS ACCURATE OR COMPLETE. SIMILARLY, THERE CAN BE NO ASSURANCE THAT OUR ASSUMPTIONS ARE CORRECT. SANDRIDGE'S ACTUAL PERFORMANCE AND RESULTS MAY DIFFER MATERIALLY FROM OUR ASSUMPTIONS AND ANALYSIS.

WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD-PARTY TO INCLUDE THEIR INFORMATION IN THIS LETTER. ANY SUCH INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN.

THIS LETTER ALSO REFERENCES THE SIZE OF OUR RESPECTIVE CURRENT HOLDINGS OF SANDRIDGE SECURITIES RELATIVE TO OTHER HOLDERS OF SUCH SECURITIES. OUR VIEWS AND OUR HOLDINGS COULD CHANGE AT ANY TIME. WE MAY SELL ANY OR ALL OF OUR HOLDINGS OR INCREASE OUR HOLDINGS BY PURCHASING ADDITIONAL SECURITIES. WE MAY TAKE ANY OF THESE OR OTHER ACTIONS REGARDING SANDRIDGE WITHOUT UPDATING THIS LETTER OR PROVIDING ANY NOTICE WHATSOEVER OF ANY SUCH CHANGES (EXCEPT AS OTHERWISE REQUIRED BY LAW).

FORWARD-LOOKING STATEMENTS:

Certain statements contained in this letter are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "should," "may," "will," "objective," "projection," "forecast," "management believes," "continue," "strategy," "position" or the negative of those terms or other variations of them or by comparable terminology.

Important factors that could cause actual results to differ materially from the expectations set forth in this letter include, among other things, the factors identified in SandRidge's public filings. Such forward-looking statements should therefore be construed in light of such factors, and the Participants are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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